Version 2

Subject to Completion, Dated October 5, 2005

Prospectus



CBEYOND
COMMUNICATIONS™

Proceeds, before expenses, to Cbeyond from participating stockholders (see "Underwriting")

6,058,823 Shares
Common Stock

This is our initial public offering of common stock. We are offering 6,058,823 shares. No public market currently exists for our common stock.

We have applied for the listing of our common stock on the Nasdaq National Market under the symbol "CBEY." We currently estimate that the initial public offering price will be between $16.00 and $18.00 per share.

Investing in the shares involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Cbeyond ~~Communications, Inc.~~	$	$

We have granted the underwriters a 30-day option to purchase up to 882,352 additional shares of common stock from us on the same terms and conditions set forth above. The option may be exercised solely to cover over-allotments, if any.

Concurrently with our offering to the public and pursuant to this prospectus, we are also offering shares of our common stock to two of our directors who have indicated an interest in purchasing an aggregate of $3.0 million of shares of our common stock. We are offering these shares directly to these directors at the public offering price, and the underwriters will receive no underwriting discounts or commissions on these shares, which will not be purchased unless the offering to the public is consummated. ~~In this prospectus we refer to these directors as "participating stockholders," and we refer to our offering to the public and our offering to the participating stockholders together as "this offering."~~

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares offered to the public on or about   , 2005.

Deutsche Bank Securities

Raymond James

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

, 2005

THE OFFERING

Common stock offered by us to the public	5,882,353 shares
Common stock offered by us to the participating stockholders	176,470 shares (assuming an initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus)
Total common stock offered by us in this offering	6,058,823 shares
Common stock to be outstanding after this offering	25,395,494 shares
Over-allotment option	882,352 shares
Use of proceeds from this offering	We estimate that our net proceeds from this offering will be approximately $92.7 million, based on an assumed initial public offering price of $17.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus. We intend to use the net proceeds from this offering to repay all outstanding principal and accrued interest owed under our credit facility with Cisco Capital and terminate the facility, to fund increased capital expenditures in connection with our expansion and for working capital and general corporate purposes. See "Use of Proceeds."
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Reserved Nasdaq National Market symbol	"CBEY"

Unless we indicate otherwise, all information in this prospectus:

- gives effect to a 1 for 3.88 reverse stock split, which will occur immediately prior to the consummation of this offering;
- includes 164,969 common shares outstanding as of August 31, 2005;
- gives effect to the conversion of all outstanding shares of our Series B preferred stock and Series C preferred stock, which will automatically occur immediately prior to completion of this offering;
- gives effect to the conversion of accrued dividends on our Series B preferred stock and Series C preferred stock into shares of our common stock as if such conversion occurred on September 30, 2005;
- excludes 3,306,481 shares that may be issued upon the exercise of options outstanding as of August 31, 2005, of which 2,088,080 are currently exercisable at a weighted average purchase price of $4.18 per share, 720,028 shares that may be issued upon the exercise of warrants outstanding as of August 31, 2005, all of which are currently exercisable at a weighted average purchase price of $0.07 per share and 255,102 shares that are reserved for issuance pursuant to our stock option plans; and
- assumes no exercise of the underwriters' over-allotment option.

Risk Factors

You should carefully read and consider the information set forth in "Risk Factors" beginning on page 8 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

This offering includes an offering to the public and a concurrent offering to two of our directors, to whom we refer as the "participating stockholders." (ital.)

UNDERWRITING

Deutsche Bank Securities Inc. will act as book-running manager for our offering to the public. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of our common stock for sale to the public:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	
Raymond James & Associates, Inc.	
Thomas Weisel Partners LLC	
ThinkEquity Partners LLC	
Total	5,882,353

~~In addition~~ Concurrently with our offering to the public, we are offering shares of our common stock to participating stockholders who have indicated an interest in purchasing shares of our common stock at the public offering price with an aggregate price of $3.0 million. These participating stockholders are members of our board of directors. We are offering these shares directly to these participating stockholders and not through underwriters or any brokers or dealers. The shares offered to the participating stockholders will not be subject to any underwriting discounts or commissions. The shares will not be purchased unless the offering to the public is consummated.

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock we are offering to the public are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriting agreement provides that the underwriters will purchase all of the shares of our common stock offered to the public pursuant to this prospectus if any of these shares are purchased. The underwriters are not obligated to purchase the shares covered by the over-allotment option described below.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option to purchase up to an aggregate of 882,352 additional shares of our common stock. The option is exercisable not later than 30 days after the date of this prospectus. Under the option, the underwriters may purchase the 882,352 additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock subject to the option as the number of shares of our common stock to be purchased by it in the above table bears to the total number of shares of our common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these